EXHIBIT 99.1

PRESS RELEASE

Banro Provides Information for Holders of Series A Preference Shares of
Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – June 13, 2014 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) of the following information necessary to calculate the amount of dividends payable on such shares.  This information is being provided in accordance with the terms of such shares.  Defined terms in this press release which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited (“Barbados Subco”).

●	The simple average of the Reference Gold Price during the three-month period ending on March 31, 2014 is US$1,293.06.

●	The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.

●	There are currently no dividends accrued and unpaid on the Banro Series A Shares or the Barbados Preferred Shares.

●	The Monthly Production Level for the first quarter of 2014 was 6,712 ounces of gold per month, such that the Annual Dividend Yield is 10.0%.

If, as and when dividends are authorized and declared by Banro and Barbados Subco on the Dividend Payment Date, the dividend payable per Banro Series A Share and Barbados Preferred Share will be US$0.57.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine.  The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga.  The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,